Independent Bank Corp.

2036 Washington Street

Hanover, MA 02339

                                   June 14, 2016

VIA EDGAR

Erin E. Martin, Esq.

Special Counsel

Office of Financial Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Independent Bank Corp.
Registration Statement on Form S-4
Filed May 6, 2016
File No. 333-211215

Dear Ms. Martin:

On behalf of Independent Bank Corp., I acknowledge receipt of your May 27, 2016 letter (the “Comment Letter”) concerning the above-referenced filing. The response of Independent Bank Corp. (collectively with its subsidiaries referred to below as the “Company” or “we”) to your comments is set forth below. To facilitate your review, we have repeated your comments in bold type, followed by our response. Numbers correspond to the numbers in the Comment Letter.

Prospectus Cover Page

1.	Please expand the prospectus cover page to disclose the possible change to the conversion ratio should Independent exercise its “top up” option under the merger agreement to increase the exchange ratio if NEB exercises its “walk away” right. We note the disclosure at the bottom of page 10.

We have revised the disclosure in the prospectus cover page to include disclosure of the possible change to the conversion ratio as requested.

NEB Voting Agreements, page 33

2.	Please file the voting agreement as an exhibit to the registration statement.

We have filed a form of voting agreement as Exhibit 10.1 to the Company’s Amendment No. 1 to the Registration Statement on Form S-4 as requested.

Interests of NEB’s Executive Officers and Directors in the Merger, page 55

3.	Please quantify the value of all merger related compensation to NEB officers and directors that differs from the interests of other NEB shareholders. For example, and as applicable, please quantify the value of possible payouts to Mr. Telman under his new settlement agreement and to Messrs. Sexton and DeSimone under the new employment letter agreements and quantify the value of liability insurance payments and any retention bonuses that may be paid to insiders.

We have revised the disclosure beginning on page 56 to quantify the compensation and benefits for Messrs. Sexton and DeSimone under their respective new employment letter agreements and Independent’s maximum annual premiums for directors’ and officers’ liability insurance for NEB’s officers, directors and employees. We have also revised the disclosure to confirm that no retention bonuses will be paid to NEB’s executive officers and directors. With respect to Mr. Telman, his settlement agreement provides for a lump sum payment of $860,000 as disclosed in the initial filing of the Form S-4. The other benefits referenced on page 56 are not “merger related” since such benefits were previously accrued in the course of his employment with NEB.

Representations and Warranties, page 62

4.	On page 62, you include a statement that the representations and warranties contained in the merger agreement were made solely for the benefit of the other party and that such representations and warranties should not be relied upon by “any other person.” Please note that disclosure regarding an agreement’s representations and warranties (whether through incorporation by reference or direct inclusion) constitutes disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to put the information contained in, or otherwise incorporated into that publication, into context so that such information is not misleading. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005). Accordingly, if you continue to use this disclosure, please revise it to remove any implication that the merger agreement does not constitute disclosure under the federal securities laws.

We have revised the disclosure on page 62 to delete the statement that the representations and warranties contained in the merger agreement were made solely for the benefit of the other party and that such representations and warranties should not be relied upon by “any other person.”

Tax Consequences of the Merger Generally, page 78

5.	Please revise the second paragraph to clarify that the disclosure is based upon and summarizes the opinions of Luse Gorman and Day Pitney. In addition, please have counsel revise the tax opinions to clarify that the discussion, descriptions of law and legal conclusions contained in this section represents their opinion with respect to the material United States federal income tax consequences of the merger.

We have revised the disclosure on page 78 as requested to clarify that the disclosure is based upon the opinions of Day Pitney LLP and Luse Gorman, PC and is a summary of their respective opinions of the material U.S. federal income tax consequences of the merger. We have also had Luse Gorman, PC and Day Pitney LLP revise their respective tax opinions as requested to clarify that the discussion, descriptions of law and legal conclusions contained in the “Tax Consequences of the Merger Generally” section represent their opinion that such discussion, descriptions of law and legal conclusions constitute a fair and accurate summary of the material United States federal income tax consequences of the merger.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses. If you have any questions or would like additional information, please contact me by telephone at (781) 982-6158 or by e-mail at edward.seksay@rocklandtrust.com, or Michael T. Rave, Esq. of Day Pitney LLP, the Company’s outside legal counsel, by telephone at (973) 966-8123 or by e-mail at mrave@daypitney.com.

Very truly yours,

/s/ Edward H. Seksay

Edward H. Seksay, Esq.
General Counsel

cc:	Michael T. Rave, Esq., Day Pitney LLP